Catalytic Capital Investment Corporation
201 Ocean Avenue, Suite 1402P
Santa Monica, California 90402

December 1, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0510
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attention: Mr. John Reynolds

Re:	Catalytic Capital Investment Corporation
Registration Statement on Form 8-A
File No. 333-132717

Dear Mr. Reynolds:

Catalytic Capital Investment Corporation (the "Company") hereby requests withdrawal of the above-referenced registration statement on Form 8-A, filed by the Company with the Securities and Exchange Commission on March 24, 2006 for the purpose of registering the Common Stock of the Company under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to (310) 395-9089. Thank you for your time and assistance.

Very truly yours,

Catalytic Capital Investment Corporation

/s/ Russell I. Pillar
Russell I. Pillar
Chairman of the Board and Chief Executive Officer